OREZONE RESOURCES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

FOR THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2008

November 14, 2008

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) for the three and nine month periods ended September 30, 2008 may contain or refer to certain forward-looking statements relating, but not limited to, the Company’s expectations, intentions, plans and beliefs. Forward-looking information can often be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “intend”, “estimate”, “may” and “will” or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Forward-looking information may include reserve and resource estimates, estimates of future production, unit costs, costs of capital projects and timing of commencement of operations, and is based on current expectations that involve a number of business risks and uncertainties. Factors that could cause actual results to differ materially from any forward-looking statement include, but are not limited to, failure to establish estimated resources and reserves, the grade and recovery of ore which is mined varying from estimates, capital and operating costs varying significantly from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, inflation, changes in exchange rates, fluctuations in commodity prices, delays in the development of projects and other factors. Forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from expected results. Current shareholders and prospective investors should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. Shareholders are cautioned not to place undue reliance on forward-looking information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur. Orezone undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.

CAUTIONARY NOTE TO U.S. INVESTORS CONCERNING RESOURCE ESTIMATES

The resource estimates in this MD&A were prepared in accordance with National Instrument (“NI”) 43-101 adopted by the Canadian Securities Administrators. The requirements of NI 43-101 differ significantly from the requirements of the United States Securities and Exchange Commission (the “SEC”). This MD&A uses the terms “measured”, “indicated” and “inferred” resources. Although these terms are recognized and required in Canada, the SEC does not recognize them. The SEC permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that constitute “reserves”. Under United States standards, mineralization may not be classified as a reserve unless the determination has been made that the mineralization could be economically and legally extracted at the time the determination is made. United States investors should not assume that all or any portion of a measured or indicated resource will ever be converted into “reserves”. Further, “inferred resources” have a great amount of uncertainty as to their existence and whether they can be mined economically or legally, and United States investors should not assume that “inferred resources” exist or can be legally or economically mined, or that they will ever be upgraded to a higher category.

Introduction

Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) is provided to enable the reader to assess material changes in financial condition and results of operations for the three and nine month periods ended September 30, 2008, in comparison to the corresponding prior-year periods. This document should be read in conjunction with the unaudited interim consolidated financial statements for the three and nine month periods ended September 30, 2008 (“Interim Financial Statements”).

The MD&A is also intended to supplement and complement the audited annual consolidated financial statements and accompanying notes for the fiscal year ended December 31, 2007 (collectively, the “Annual Financial Statements”). As a result, this MD&A should also be read in conjunction with the Annual Financial Statements, Form 40-F and Annual Information Form (“AIF”) on file with the SEC and Canadian provincial securities regulatory authorities, for the year ended December 31, 2007. All dollar amounts in this report are in United States dollars, unless otherwise specified.

The Annual Financial Statements and the Interim Financial Statements have been prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”) and would differ in certain material respects had they been prepared in accordance with accounting principles generally accepted in the United States (“US GAAP”). Note 16 to the Annual Financial Statements contains the adjustments which would have to be made to comply with US GAAP, and it also identifies the major differences between Canadian GAAP and US GAAP that affect the Annual Financial Statements.

Nature of Operations

Orezone Resources Inc. (the “Company”) is engaged in the acquisition, exploration and development of mineral properties in Burkina Faso and Niger, West Africa. The Company’s objective is to identify and develop commercially exploitable deposits of minerals (principally precious metals) and thereby become a gold producing company.

Since 1996, the Company has concentrated its activities in Burkina Faso, West Africa because Burkina Faso is relatively unexplored yet has similar geology to the neighboring countries of Mali and Ghana where a number of large mines have been built. In addition, Burkina Faso has been politically stable for many years, has good infrastructure relative to much of West Africa, and has provided the opportunity to acquire both relatively large unexplored tracts of land, as well as more advanced stage assets, on reasonable terms.

The Company’s most important asset is the Essakane development project located in Burkina Faso.

The Company’s common shares are listed for trading on the Toronto Stock Exchange (“TSX”) and the American Stock Exchange (“AMEX”) under the symbol “OZN”. The Company’s head office is located in Ottawa, Canada and it has an office in Montreal, Canada as well as field offices in Burkina Faso and Niger.

Significant developments in the three months ended September 30, 2008 were:

•

the Company signed the Essakane project Mining Convention with the Burkina Faso government.  This represents the final step in obtaining approval to build a mine at Essakane;

•

the Company’s banking syndicate received final credit approvals to fully underwrite and provide $300 million in project debt and a $30 million cost over-run facility for the Company’s Essakane gold project;

•

the Company issued a CAD $10 million convertible debenture to Minquest Fund I, L.P. (“Minquest”), to provide interim financing for the Company and its Essakane gold project;

•

the Company entered into a $40 million short-term secured bridge loan to continue developing the Essakane project pending raising additional equity and closing the project debt financing.  The facility was fully drawn by the Company as at September 30, 2008;

•

the Company purchased from Channel Resources Ltd. and Solomon Resources Ltd. their 50% interest in the Bomboré project and their Bomboré net smelter royalty.  The Company issued 1,000,000 common shares as consideration;

•

engineering, design and planning for construction of the Essakane mine continued. The Company took delivery of additional mining equipment to be used for site preparation and completed access roads from the mining village to the laydown area and plant site.  Detailed engineering for the processing plant was substantially completed;

•

exploration expenditures were $1.3 million (excluding Essakane) in Burkina Faso and Niger.  Exploration activities focused on the Bomboré property, for which an updated resource model was completed, and the Séguénéga property, where drilling of 4,273 m was completed; and

•

the Company abandoned the Nicéo exploration permit (in the Bondigui area of Burkina Faso) and terminated its option on the Koyria permit in Niger due to poor exploration results.  Associated deferred exploration costs of $1,961,405 were written off.

Important events which occurred subsequent to September 30, 2008 include:

•

the Company released a new NI 43-101 compliant gold resource estimate for its Bomboré project in Burkina Faso showing total Indicated resources of 926,000 oz contained in 49.4Mt at a grade of 0.59g/t along with Inferred resources of 1,781,000 oz contained within 91.8Mt at a grade of 0.61g/t.

Qualified Persons

Dr. Pascal Marquis, P. Geo., President, the Company’s qualified person under NI 43-101, supervises all work associated with exploration and development programs in West Africa. Mr. Ron Little, P. Eng., the Chief Executive Officer, is also a qualified person under NI 43-101.

Results of Operations

Reserves and Resources on the Company’s projects are as follows:

Category	Tonnes (millions)	Grade (Au g/tonne)*	Contained Gold (ozs)*
Essakane
Reserves – 600 USD / oz pit **	58.1	1.67	3,121,000
Measured and indicated resources	78.4	1.58	4,000,000
Inferred resources	27.4	1.44	1,300,000
Bomboré
Measured and indicated resources	49.2	0.59	930,000
Inferred resources	91.8	0.61	1,780,000
Séga
Measured and indicated resources	7.2	1.94	446,000
Inferred resources	1.3	1.50	64,000
Bondi
Measured and indicated resources	4.1	2.12	282,000
Inferred resources	2.5	1.84	150,000

*  - using a 0.5 g/tonne cut-off except for Bomboré which uses a cut-off of 0.24 g/tonne for the oxide material, 0.25

      g/tonne for the transition material and 0.52 g/tonne for the fresh material

** - reserves are included in measured and indicated resource figures

Essakane

Permits

As at September 30, 2008, the Company held one mining permit at Essakane covering 100.2 km2 and six exploration permits.  In the nine months ended September 30, 2008, the Company abandoned one exploration permit in the Essakane project area.  Related deferred exploration costs of $354,222 and $77,033 were written off in the three months ended March 31, 2008 and June 30, 2008, respectively.

The Company and the Burkina Faso government signed the Essakane Mining Convention on July 11, 2008; a new version of the Mining Convention was signed on September 26, 2008.  The convention stabilizes and governs specific details relating to fiscal policy, taxation, employment, land and mining guarantees, and environmental protection in accordance with the Burkina Faso mining code. The convention is valid for 20 years and is renewable for periods of ten years. Burkina Faso has modern mining legislation and its government is a strong advocate of mining in the country.

Updated Definitive Feasibility Study (“DFS”)

In June 2008, the Company released an update to the NI 43-101 compliant DFS for Essakane.  The DFS update reports recoverable reserves of 3.0 Mozs (at 1.67 g/t using a gold price of $600), an increase of 18% from the initial DFS.   The updated DFS also reflects a 39% increase in the plant’s capacity to process oxide material from 5.4Mt/year to 7.5Mt/year.  As a result, average annual production in the first four years will increase 16% to 330,000 ounces of gold.  The increase in capacity as well as updated foreign exchange rates, allowances for contingencies and owner’s costs and general inflation resulted in estimated capital costs rising to $420 million, an increase of 21% from $347 million reported in the initial DFS.

The net effect of these changes is that the economics of the Essakane development project have improved with a higher net present value and accelerated payback.

Financing

In the third quarter of 2008, UniCredit Group and the Standard Bank of South Africa received final credit approvals to fully underwrite and provide US$300 million in project debt and a US$30 million cost over-run facility for the project. The availability of these facilities is subject to a number of conditions precedent including entering into forward sales contracts for the term of the project facility and raising additional capital which was estimated at approximately $125 million.  Due to the current state of credit, equity and commodity markets it is expected that the terms of these facilities will change and credit committee re-approval will be required.

The Company has incurred $2.1 million in costs relating to the proposed debt financing.  These costs are being deferred and will be expensed in the event that the Company does not obtain the financing.

On July 1, 2008, the Company closed a CAD$10 million convertible debenture with Minquest to provide interim financing.  The debt has a term of 3 years, an interest rate of 6%, and is convertible at the option of Minquest into common shares at an initial price of $1.30 per share.  Interest and principal are repayable in common shares at the option of the Company.   If the Company issues additional equity securities at a price lower than the conversion price, Minquest has the right to redeem the debenture but will be required to re-invest the proceeds as equity at a price not lower than the terms of the new equity issuance.

On August 29, 2008, the Company entered into a $40 million short-term secured bridge loan facility (the “Bridge Loan”) with Standard Bank to continue advancing work on the Essakane project pending closing of the complete financing package.  The Bridge Loan has been fully drawn by the Company and is due January 29, 2009.  The Bridge Loan bears interest at USD LIBOR plus 4%. In conjunction with the Bridge Loan the Company issued 2,000,000 common share purchase warrants which have an exercise price of CAD $1.30 and expire in August 2010. The fair value of the warrants at issuance, $573,903, has been recognized as a financing cost of the transaction.   Arrangement fees and the cost of the warrants issued reduced the initial carrying amount of the debt by $1,173,903 and are being recognized over the term of the Bridge Loan using the effective interest method.

The Bridge Loan ranks senior to the convertible debentures, is secured by the common shares of the Essakane project operating company, and contains a number of restrictive covenants including those relating to paying dividends, issuing additional debt and entering into other corporate transactions.

Expenditures and Commitments

Significant progress in planning and preparing for mine construction at Essakane took place in the three and nine month periods ended September 30, 2008. The Company is currently taking delivery of critical supplies and equipment, completing detailed engineering, hiring staff and doing site preparation work in anticipation of a formal construction decision which will be made when all project financing is in place.

Selected assets on the balance sheet related to Essakane were:

	September 30, 2008	June 30, 2008	March 31, 2008	December 31, 2007
	$	$	$	$
Deferred exploration and development costs	39,677,065	33,015,453	27,525,434	24,404,926
Optionees’ contributions	(21,448,520)	(21,448,520)	(21,448,520)	(21,448,520)
	18,228,545	11,566,933	6,076,914	2,956,406

Construction-in-progress	38,176,748	33,699,405	2,943,251	1,409,646

As at September 30, 2008, total deposits and progress payments of $32.9 million, which were included in construction-in-progress, had been made for long lead time equipment and other construction related activities.  The majority of these deposits ($22.9 million) were made in the six months ended June 30, 2008.  In addition, the Company has total capital expenditure commitments of $77.0 million relating to the construction of the Essakane mine.  The following table describes the amount and timing of capital expenditures to which the commitments relate based on the estimated timing of delivery of the related equipment and services:

	2008	2009	Thereafter	Total
	$	$	$	$
Mining fleet	4,931,490	32,547,161	-	37,478,651
Power plant	-	14,644,606	-	14,644,606
Milling equipment	1,135,679	6,303,779	-	7,439,458
Earthworks	1,355,000	3,556,690	-	4,911,690
Buildings	2,016,720	616,062	-	2,632,782
Other	6,459,634	2,764,119	640,775	9,864,528
	15,898,523	60,432,417	640,775	76,971,715

Staffing

In the nine months ended September 30, 2008, the Company significantly increased its staffing in preparation for mine construction.  As at September 30, 2008, the Company had hired 626 employees who are now working in Burkina Faso.  This includes 45 expatriate employees as well as 581 local employees.  The majority of these employees were hired in the three months ended September 30, 2008.  The key positions filled include Construction Manager, Civil Works Superintendent, Plant Manager, Purchasing and Logistics Superintendent, Maintenance Superintendent, Environmental Superintendant, Socio-Economic Superintendent, Mining Engineer, Financial Controller, Human Resources Superintendant, Health and Safety Superintendant and various trainers/supervisors in electrical, mechanics, heavy equipment operation, piping, carpentry, and crane operations. These recent hires are in addition to the core management team which has been in place since last year, including the Project Executive, General Manager, Security Manager and a Director of Finance and Administration.

Infrastructure

Permanent access roads between the mine village, mine plant and mill plant sites were completed in the third quarter of 2008.  Concrete foundations for the mine village sleeping quarters, kitchen/cafeteria, and construction and administration office buildings were completed in the third quarter of 2008.  Contracts have been awarded for the foundations and the erection of sleeping quarters. Contracts for the kitchen/cafeteria, recreational buildings and offices were awarded and are expected to be delivered in the fourth quarter of 2008.  Detailed engineering for the mine village, workshops and warehouse have been completed.  Conceptual engineering for the water reservoirs and tailings pond have been completed and detailed engineering is expected to be completed in the fourth quarter of 2008.  Detailed engineering for the fuel storage facilities, and the airstrip was commenced in the third quarter of 2008 and is ongoing.

Plant and Equipment

Most of the mine fleet was ordered in the second quarter of 2008 representing a total commitment of $55.9 million. The first delivery of mining and earth moving equipment arrived at the Essakane site in July 2008. Four new CAT 777F haulage trucks (100 tonne capacity), one CAT 345 excavator, two CAT D9R dozers an O&K 90C shovel (170 tonne with a 10m3 bucket), and a CAT 56CS compactor were delivered to site and commissioned in the third quarter of 2008.  As at September 30, 2008, $20.5 million in deposits and payments had been advanced related to the mine fleet contract.  Of this amount, $9 million was related to equipment that had been delivered to site as at September 30, 2008.  Light vehicles and support equipment were also ordered and received on site in the second and third quarters of 2008.

The mining equipment will initially be used for earthworks related to building the mine infrastructure. Skilled operators and trainers have been hired and have started operation of the fleet, while local Essakane area operators will be trained to use the equipment prior to the start up of mining operations. Training on some of the fleet has been completed with CAT operation simulators, classroom theory and actual supervised field work.

A contract was awarded in July 2008 for completion of detailed engineering and procurement of all buildings and equipment related to the construction of a power plant, provision of QA/QC during construction and assistance with the plant commissioning.  Basic engineering related to the power plant was completed in the third quarter of 2008.  Detailed engineering was commenced in the quarter.  Material and equipment needed to erect the overhead power lines was procured in the third quarter of 2008.  The total commitment under the contract is $20.9 million.  As at September 30, 2008, the Company had paid $6.5 million in deposits and progress payments related to this contract.

In May 2007, the Company entered into a contract for the manufacture of two mills for the processing plant representing a commitment of $11.4 million.  The Company made a 10% deposit upon placing the order and made additional payments of $3.5 million in the second quarter of 2008.  In the second quarter of 2008, the Company placed an order for a mill relining machine, representing a commitment of $1.0 million. In the third quarter of 2008, the Company placed an order for variable speed drives related to the mill, representing a commitment of $1.7 million.  Deposits of $0.3 and $0.5 million were made in the third quarter of 2008 for the mill relining machine and the variable speed drives, respectively.  Detailed engineering for the processing plant was substantially completed in the third quarter of 2008.

Exploration and Resource Development

The Company incurred $6.7 million and $15.7 million in exploration and development costs at Essakane in the three and nine months ended September 30, 2008, respectively.  Most of the development costs incurred in the three months ended September 30, 2008 related to engineering, planning, design and procurement activities.

Drilling activity at Essakane in the nine months ended September 30, 2008 was 13,361 m.  There were no significant drilling activities undertaken in the third quarter of 2008.  A 9,664 m DD program commenced in the first quarter and was completed by June 30, 2008.  The goal of the program was to convert Inferred resources to Indicated, increase resources in the EMZ deposit, test the down dip extensions of the EMZ, and advance the definition of the Falagountou satellite deposit.  An  initial NI 43-101 resource estimate for the Falagountou deposit, as well as a resource update for the EMZ, are expected to be released before year-end.  The Company’s objective is to outline one or more years of additional oxide ore for the CIL plant envisioned at Essakane.

The Company was not the operator of the Essakane project in the three and nine month periods ended September 30, 2007.  As a result, the Company did not incur significant exploration costs in those periods.

Other Properties

Permits

In the three months ended September 30, 2008 the Company purchased the remaining 50% interest in the Bomboré exploration permit, terminated three exploration permit option agreements (Zomkalga and Koussouka in the Séguenéga project area and Koyria in Niger) and abandoned the Nicéo exploration permit (in the Bondigui project area) due to poor exploration results.

Exploration activity

Exploration expenditures and drilling activity at the Company’s exploration stage properties were as follows:

	Three months ended September 30, 2008		Three months ended September 30, 2007		Nine months ended September 30, 2008		Nine months ended September 30, 2007

	$	Drilling (m)	$	Drilling (m)	$	Drilling (m)	$	Drilling (m)
Bomboré	293,575	-	105,080	-	2,940,788	23,657	423,495	1,583
Séguenéga	803,938	4,273	1,386,958	11,551	2,026,721	12,145	2,821,347	15,164
Bondigui	73,572	-	391,407	4,807	142,983	-	1,642,978	15,413
Niger and Other	173,990	-	389,530	-	1,083,631	6,103	2,715,737	17,894

	1,345,075	4,273	2,272,975	16,358	6,194,123	41,905	7,603,557	50,054
Write-off of deferred
exploration costs	1,961,405		673,528		4,458,005		2,047,162

Bomboré Property

In the three months ended September 30, 2008, the Company purchased the remaining 50% interest in the Bomboré from its joint owners as well as their net smelter royalty.  In consideration, the Company issued 1,000,000 common shares, which resulted in an acquisition cost of $809,335.

The Company is advancing the Bomboré deposit as a large-tonnage, low-grade, oxide resource that can be heap leached and has the benefits of a low strip ratio and favorable infrastructure.  The potential also exists to treat the deeper and higher grade sulphide material through a conventional mill.

Activity on the Bomboré property in the three months ended September 30, 2008 included:

•

advancing the resource update modeling;

•

receipt of a third party technical review of the Company’s metallurgical test program which concluded there was no indication of elements that would affect the recovery of gold or result in high cyanide consumption; and

•

completion of a multi-element litho-geochemistry sampling program and ore petrography investigation.

The Bomboré resource model was updated during the quarter with the most recent drill data. SRK Consulting (Toronto) audited the new model and resource estimate procedures and the results were released on November 10, 2008.

The updated resource estimate consists of an Indicated resource of 926,600 oz contained in 49.4Mt at a grade of 0.59g/t along with Inferred resources of 1,781,000 oz contained within 91.8Mt at a grade of 0.61g/t (Table 1). This resource estimate is based on reverse circulation (“RC”) and core drilling data compiled up to May 2007 using a lower cut off of 0.24g/t in oxide material, 0.25g/t in transition material and 0.52g/t in fresh material, and a 5.0g/t top cut applied to individual samples (on average 1m length). The resources occur at surface to a depth of 100m in five zones contained within the Bomboré geochemical anomaly. This gold-in-soil anomaly overlying the resources extends virtually uninterrupted at a level of +0.1g/t for more than 14km and represents the largest gold anomaly in Burkina Faso. Resources are totally open at depth and for the most part still open along strike.

Table 1 - 2008 Audited Mineral Resource Statement* for the Bomboré deposit, Burkina Faso, West Africa,  SRK Consulting, September 20, 2008

	Indicated Mineral Resource			Inferred 1 Mineral Resource			Inferred 2 Mineral Resource
Weathering Profile	Tonnage	Grade	Gold	Tonnage	Grade	Gold	Tonnage	Grade	Gold
	(Mt)	(g/t)	(Moz)	(Mt)	(g/t)	(Moz)	(Mt)	(g/t)	(Moz)
Oxide¹	30.6	0.53	0.52	32	0.46	0.48	2.3	0.33	0.02
Transition²	13	0.56	0.23	15.3	0.5	0.25	5.1	0.34	0.05
Fresh³	5.7	0.93	0.17	16.8	0.96	0.52	20.3	0.71	0.46
Total	49.4	0.59	0.93	64.1	0.61	1.24	27.7	0.61	0.54

* The cut-off grades are based on a gold price of US$800 per ounce with heap leach processing recoveries of 85% for oxide, 81% for transitional and 65% for fresh material.   Indicated and Inferred 1 Mineral Resources are reported within conceptual optimized open pit shells, while Inferred 2 Mineral Resources are all remaining resource blocks located outside the pit shell.    Weathering profiles: ¹ reported at a cut-off of 0.24g/t, ² reported at a cut-off of 0.25g/t, ³ reported at a cut-off of  0.52g/t. Mt= million metric tonnes. Moz= million troy ounces; g/t= grams gold per tonne.

There was limited drilling at Bomboré in the three and nine month periods ended September 30, 2007 which accounts for the lower level of exploration expenditures as compared to the corresponding 2008 periods.

Séguénéga (“Sega”) Property

The Sega property is being advanced toward potential production as a small heap leach operation.  During the three months ended September 30, 2008 there were 1,005 m of DD and 3,268 m of RC infill and exploratory drilling completed as part of a 12,145 m program. The drilling focused on the Company’s Tiba permit.  Drill targets included previous significant intersections and new geochemical anomalies defined during the 2008 field campaign.  Drilling activity in the three months ended September 30, 2008 decreased significantly over the corresponding 2007 period which accounts for most of the decrease in exploration expenditures.  RC drilling commenced during the second quarter of 2008 and ended early in the third quarter.  All the RC and DD results were received and they support or expand the modeled resources.

The Company intends to release a resource update during the fourth quarter of 2008 based on 2007 and 2008 definition drilling (4,421 m DD and 8,050 m RC) completed in the RZ, Gambo, Bakou and Tiba zones.

Exploration expenditures for the Sega project area in the nine months ended September 30, 2008 decreased compared to the corresponding 2007 period.  The decrease is attributable to lower levels of drilling activity and the initial costs associated with signing the five exploration permit option agreements in 2007.

Bondigui (“Bondi”) Property

The Bondi deposit is a shallow, structurally controlled shear zone hosted gold deposit that contains 282,000 ounces of gold at a grade of 2.12 g/t in the Measured and Indicated category and 149,600 ozs of gold at a grade of 1.84 g/t in the Inferred category.  A petrographic study on a suite of rock samples was completed in the three months ended September 30, 2008. There was no drilling activity on the Bondi project area in the three and nine months ended September 30, 2008.  As a result, exploration expenditures have decreased from the comparative prior year periods.

The Company abandoned the Nicéo permit due to poor exploration results.  Deferred exploration costs of $254,314 related to this permit were written off in the three months ended September 30, 2008.

Niger and Other Burkina Faso Properties

Lower drilling activity in the nine months ended September 30, 2008 contributed to a decrease in exploration expenditures compared to the corresponding 2007 period.  Drilling in the nine months ended September 30, 2008 was limited to the Kossa permit and the optioned Koyria permit in Niger (6,103 m), while in the 2007 period drilling was focused on Orezone’s Kossa permit in Niger, the optioned Koyria and Namaga permits in Niger (12,601 m), and other Burkina Faso permits (5,293 m).  Also contributing to the decreases in exploration expenditures in Niger and on other Burkina Faso project areas in the 2008 periods were the abandonment of options and permits in the 2008 (Nabéré, Tankiédougou, Komkara and Koyria) and corresponding 2007 (Markoye and Mali permits, Namaga option) periods.

The Company abandoned the Koyria permit under option in Niger due to poor exploration results.  Deferred exploration costs of $1,707,091 related to this permit under option were written off in the three months ended September 30, 2008.

Summary of Quarterly Results

	2008			2007				2006
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
	$	$	$	$	$	$	$	$

Revenue	-	-	-	-	-	-	-	-

Net loss	(3,591,926)	(623,905)	(2,907,597)	(900,407)	(647,569)	(1,136,259)	(369,877)	(612,679)

Net loss per share,
basic and diluted	(0.01)	(0.00)	(0.01)	(0.00)	(0.00)	(0.01)	(0.00)	(0.00)

As at September 30, 2008, the Company was in the development stage with no operating business segment and no revenue generating activities.  Variations in net losses over the eight quarters presented above mainly resulted from quarterly fluctuations in the level of write-offs of deferred exploration costs, financial instrument fair value adjustments and administrative expenses.

Statement of Operations

The Company recorded net losses of $3.6 million and $7.1 million for the three and nine month periods ended September 30, 2008, compared to net losses of $647,569 and $2.2 million for the corresponding 2007 periods.  The increased losses were due to higher interest expenses, write-offs of deferred exploration costs and administrative expenses, and decreases in foreign exchange gains, all in the 2008 periods.

Administrative expenses increased by $176,107 and $1.4 million in the three and nine months ended September 30, 2008, respectively, compared to the corresponding 2007 periods due to:

•

$131,159 and $706,547 increases in salaries, benefits and consulting fees in the three and nine months ended September 30, 2008, respectively, due to the addition of senior level employees, particularly in the finance and investor relations areas;

•

$69,943 and $402,100 increases in audit, legal, and professional fees in the three and nine months ended September 30, 2008, respectively, due to the higher costs of complying with Sarbanes-Oxley as well as additional work related to the 2007 acquisition and integration of GFL’s 60% interest in Essakane; and

•

$57,014 and $228,245 increases in office, general and administrative expenses in the three and nine months ended September 30, 2008, respectively, due to increased insurance, information technology and communications costs.

These increases in the three months ended September 30, 2008 were partially offset by a decrease of $59,065 in public relations and travel expenses.

Net losses consist of administrative expenses in combination with other non-operating items including gains on the sale of investments, write-offs of deferred exploration costs, other income, interest income and interest expense, gains and losses on the fair value of investments held for trading and capital taxes.  On a net basis, other items contributed $2.7 million and $3.8 million to expenses and losses in the three and nine months ended September 30, 2008, respectively.  On a net basis, other items contributed $53,715 of income and $211,127 to expenses and losses in the three and nine months ended September 30, 2007, respectively.

The most significant changes in other items in the three and nine months ended September 30, 2008 compared to the corresponding 2007 periods were:

•

a $364,520 decrease and a $1.1 million increase in gains on the sale of investments in the three and nine months ended September 30, 2008, respectively;

•

$783,152 increases in interest expense in both the three and nine months ended September 30, 2008.  These increases resulted from interest payments as well as the accounting amortization of discounts on the issuance of debt in the third quarter of 2008;

•

$1.3 million and $2.8 million increases in write-offs of deferred exploration costs in the three and nine months ended September 30, 2008, respectively; and

•

$336,640 and $543,483 decreases in foreign exchange gains in the three and nine months ended September 30, 2008, respectively, mainly due to the significant appreciation of the Canadian dollar relative to the US dollar affecting the 2007 periods.

Liquidity and Capital Resources

The Company had cash and cash equivalents of $38.0 million as at September 30, 2008, an increase of $24.8 million compared to $13.2 million in cash and cash equivalents as at June 30, 2008.  In the third quarter of 2008, the Company raised $40.0 million in short-term debt, and $9.9 million by issuing a long-term convertible debenture.  Cash expenditures of $22.1 million on mineral interests and $518,478 on operations were made in the three months ended September 30, 2008.

As at September 30, 2008, the Company was exposed to significant liquidity risk, which is the risk that the Company will have difficulty in meeting its financial obligations as they become due.  As at September 30, 2008, the Company had a working capital deficit of $11.3 million which includes a $40 million short-term bridge loan maturing at the end of January 2009.  The Company also has purchase commitments of $77.0 million, although the majority of these commitments are cancellable and the Company has a significant investment in potentially saleable equipment.  However, the Company requires significant additional financing in the first quarter of 2009 in order to repay the Bridge Loan at maturity and to continue advancing development of the Essakane project.  At the time of filing, the Company had cash and cash equivalents of approximately $10 million.

The following are the Company’s contractual obligations as at September 30, 2008:

	2008	2009	2010	2011	2012	Thereafter
	$	$	$	$	$	$
Principal repayments
Short-term debt	-	40,000,000	-	-	-	-
Long-term convertible debenture	-	-	-	9,434,852	-	-
Capital expenditure commitments	15,898,523	60,432,417	202,350	202,350	202,350	33,725
	15,898,523	100,432,417	202,350	9,637,202	202,350	33,725

Outstanding Share Data

The Company is authorized to issue an unlimited number of common shares, without par value. Shares issued and outstanding were 357,840,938 as at September 30, 2008 (355,955,938 as at December 31, 2007).

Off Balance Sheet Agreements

The Company does not have any off balance sheet arrangements.

Transactions with Related Parties

In the three months ended September 30, 2008, the Company issued a CAD $10 million convertible debenture to Minquest, whose President and Managing Partner is a member of the Company’s Board of Directors.  The issuance of the debenture, a related interest expense of $344,898 and a foreign exchange gain of $143,589 were recognized in the three months ended September 30, 2008 at the exchange amount.

One of the Company’s available-for-sale investments is common shares of a publicly traded company of which the Company’s CEO is a director.  The carrying and fair values of this investment were $114,021 and $481,227 as at September 30, 2008 and December 31, 2007, respectively.

In the three months ended March 31, 2008 the Company charged $11,003 in administrative fees to San Anton Resource Corporation (“San Anton”) for rent and other administrative services that were provided by the Company ($7,322 and $50,383 in fees were charged in the three and nine months ended September 30, 2007, respectively).  During these periods, the Company’s CEO was a director of San Anton and San Anton’s President and Chief Executive Officer (“CEO”) was a director of the Company. On April 1, 2008, San Anton ceased to be a related party to the Company.

Proposed Transactions

The Company continually reviews potential merger, acquisition, investment and other joint venture transactions that could enhance shareholder value; however, at the current time, there are no reportable proposed transactions.

Risks and Uncertainties

The Company is in the business of exploring for minerals and if successful, ultimately mining them.  The natural resource industry is by its nature, both cyclical and risky. There is no assurance that economic deposits will be found and in fact, most companies are unsuccessful due to the very low odds of finding an economic deposit. Once a potentially economic deposit is identified, the Company’s ability to establish a profitable mining operation is subject to a host of variables including technical considerations, economic factors, the ability to raise financing and regulatory issues. Many of these are beyond the control of the Company.

The principal factor which will affect the Company’s ability to successfully execute its business plan is the price of gold.  The price of gold in US dollars has increased from US $260 per ounce early in 2001 to close to US $884 at September 30, 2008. This increase is widely attributed to a weakness in the US dollar. However, the future trend of both the price of gold and the US dollar cannot be predicted with any degree of certainty. The higher gold price improves the economics of any potential development project and, just as important, has a favorable impact on the perceptions of investors with respect to gold equities and, therefore, the ability of the Company to raise capital.

Investment in the natural resource industry in general, and the exploration sector in particular, involves a great deal of risk and uncertainty and the Company’s common shares should be considered as a highly speculative investment.  Current and potential investors should give special consideration to the risk factors involved.

The Company does not currently have sufficient funding to complete the development of the Essakane project. In order to finance the development of the Essakane project, the Company will have to issue additional equity, borrow sufficient funds from third party lenders or both. There can be no assurance that funding will be available to the Company or available on terms that do not adversely affect the projected economic return from the development of the Essakane project. If funding is obtained through the issue of additional equity, shareholders’ interest in the  Company may be diluted.

Challenges associated with the development of the Essakane project include, but are not limited to, securing a bilingual work force, the training of Burkina Faso nationals as skilled mine operators, many of whom will need to be recruited from outside the local area, and the need to resettle 11,000 people. The inability to implement an effective training program on a timely basis could result in delays to the development of the Essakane project, and could adversely affect mine development and production. In addition to this, any opposition to the resettlement program may cause further delays and costs in the development of the Essakane project. Although the Company has committed to ordering supplies and equipment and has secured the EPCM contractor for the plant in order to keep the project on track, the Company requires additional financing to fund these commitments and also to finance the balance of the project. Delays in obtaining financing could lead to project delays and result in higher costs than anticipated.

Political Risk

The Company’s principal assets are located in Burkina Faso, West Africa. While the government of Burkina Faso has modernized its mining code and is considered to be pro mining, no assurances can be provided that this will continue in the future. The Company’s ability to carry on its business in the normal course may be adversely affected by political and economic considerations such as civil and tribal unrest, political instability, changing government regulations with respect to mining including environmental requirements, taxation, land tenure, income repatriation and capital recovery, fluctuations in currency exchange and inflation rates, import and export restrictions, challenges to the Company’s title to properties, problems renewing licenses and permits, and the expropriation of property interests. Any of these events could result in conditions that delay or in fact prevent the Company from exploring or ultimately developing its properties if economic quantities of minerals are found. The Company does not currently maintain “Political Risk” insurance but is currently in negotiations to have such coverage in place for the Essakane mine.

Currency Risk

In the normal course of operations, the Company is exposed to currency risk because of business transactions in foreign countries.  The Company mainly transacts in United States dollars (USD), Canadian dollars (CAD), Euros (EUR), Communauté Financière Africaine francs (XOF) and South Africa rand (ZAR).  Currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates.  Note 10 to the Interim Financial Statements describes the Company’s exposure to currency risk, including the currencies in which the Company’s financial instruments were denominated as at September 30, 2008.

Exploration Risk

Mineral exploration is a highly subjective process that requires a very high degree of education, experience, expertise and luck. Furthermore, the Company will be subject to many risk factors that knowledge, expertise and perseverance are insufficient to overcome.  The Company is also competing against a large number of companies that have substantially greater financial and technical expertise. The probability of finding mineralization in economic quantities that can be profitably mined are very small and no assurances can be given that the Company will be successful.

Development Risk

The successful development of a mineral deposit is dependent upon a large number of technical factors and significant capital expenditures must be made before the effect of many of these factors can be fully quantified.  Major assumptions with respect to reserves, production, costs, grades and recoveries for example, can vary significantly from those projected in a feasibility study.

Operating Risk

While the Company’s primary objective is to establish a producing mining operation, it does not at present have any properties that are in production. Potential future mining operations will be subject to a large number of risks and hazards including cave-ins, rock bursts, rock falls, flooding, and unusual or unanticipated rock formations and while the Company will use best industry practices to identify and deal with such possibilities, no guarantee can be given that such events will not occur and will not result in damage or destruction of mineral properties and facilities, personal injury or loss of life, the delay or shut down of operations, financial losses or legal or environmental liability.

Economic Risk

External factors such as commodity prices, interest and exchange rates and inflation rates all have fluctuated widely in the past and will continue to do so.  It is impossible to predict the future direction of these factors, and the impact that they will have on the Company’s operations, with any degree of certainty.  In particular, the price of gold is a major factor in determining whether or not a project is economic and whether or not capital can be raised to develop it.  While the price of gold is currently at relatively high levels, its future direction will be determined by a large number of factors including investor demand, industrial demand, worldwide productions levels, forward selling, purchases and sales by central banks, political and financial instability, inflation, interest and currency exchange rates, etc.

Financing Risk

At the present time the Company does not have any producing projects and no sources of revenue. The Company’s ability to explore for and find potentially economic properties, and then to bring them into production is highly dependent upon its ability to raise equity and debt capital in the financial markets. There is no assurance that the Company will be able to raise the funds required to continue its exploration programs and finance the development of any potentially economic deposit that is identified, including Essakane.

Title Risks

The Company has taken all reasonable steps to ensure that it has proper title to its properties.  However, no guarantees can be provided that there are no unregistered agreements, claims or defects which may result in the Company’s title to its properties being challenged. Furthermore, the Company requires a number of different permits and licenses in order to carry on its business and there are no assurances or guarantees that they will be renewed upon expiry.

Environmental Risk

Both exploration programs and potential future mining operations are subject to a number of environment related regulations.  It is the Company’s intention to fully comply with all such legislation in the countries in which it operates, and to fully comply with generally accepted international standards in countries where environmental regulations are not as stringent as international standards. Compliance with these regulations may significantly delay or prevent the Company from carrying on its business in the normal course, or may substantially increase the cost of doing so. Furthermore, exploration and mining activities may cause accidental or unintended negative consequences for the environment that result in fines, penalties or sanctions that represent a significant cost to the Company or prevent it from continuing operations.

Management Dependence

The Company’s activities are managed by a very small number of key individuals who are intimately familiar with its operations. The market for experienced mining personnel is currently very competitive and the Company’s ability to replace highly qualified personnel cannot be assured.  At present, the Company does not maintain any key man life insurance.

Interest Rate Risk

The Company’s variable-rate short-term debt and fixed-rate long-term debt are exposed to interest rate risk.  Future changes in market interest rates would affect the interest payments on the Company’s variable-rate short-term debt.  A 1% increase in LIBOR would increase the Company’s quarterly interest expense on short-term debt by $101,822.  Future changes in market interest rates would affect the fair value of the Company’s fixed-rate long-term debt, but would have no impact on the Company’s future interest and principal payments.  The Company has not hedged or mitigated its exposure to interest rate risk.

For additional disclosure on these and other risks refer to the Company’s Annual Information Form.

Critical Accounting Estimates

The preparation of consolidated financial statements in accordance with Canadian GAAP requires management to make estimates and assumptions that affect the amounts recorded in the financial statements and relevant notes.  These estimates are based on management’s best knowledge of current events, and actions that the Company may undertake in the future. Significant estimates include those related to the fair value of financial instruments, the recoverability of the carrying value of mineral exploration properties and deferred exploration and development expenses, and the assumptions used in valuing the Company’s stock options. Actual results may differ from those estimates.

In the Company’s 2007 Annual Financial Statements, as well as in the 2007 MD&A, the Company’s critical accounting estimates were identified and described.  For the three and nine month periods ended September 30, 2008, there were no changes to the descriptions of the Company’s critical accounting estimates found in the 2007 Annual Financial Statements and 2007 MD&A.

Changes in Accounting Policies

Changes in accounting policies

In the nine months ended September 30, 2008, the Company adopted four new accounting standards (Handbook Sections 1535, 3031, 3862 and 3863) and amendments to Handbook Section 1400 issued by the Canadian Institute of Chartered Accountants (CICA).  The adoption of these new accounting standards is described in the Interim Financial Statements.

Recently issued accounting pronouncements

In February 2008, the CICA issued CICA Handbook Section 3064, Goodwill and Intangible Assets, replacing Section 3062, Goodwill and Other Intangible Assets, and Section 3450, Research and Development Costs.  The Company will adopt this standard in its financial statements for the year ended December 31, 2009. Standards concerning goodwill are unchanged from the standards included in the previous Section 3062. The Company expects this new Section to have no effect on its consolidated financial statements.

In February 2008, the Canadian Accounting Standards Board confirmed that use of International Financial Reporting Standards (“IFRS”) will be required in 2011 for publicly accountable profit-oriented enterprises such as the Company.  The Company must report its consolidated financial statements in accordance with IFRS no later than for the first quarter of 2011, with restatement of the 2010 comparative information presented. The Company is evaluating accounting policy differences between Canadian GAAP and IFRS. However, the financial reporting impact of the transition to IFRS has not yet been determined.

Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As at December 31, 2007, the Company had identified and reported certain material weaknesses regarding entity-level controls, segregation of duties and knowledge of US GAAP. Since January 1, 2008, the Company has hired six (6) qualified accounting professionals, including a Vice-President of Finance and Administration, who holds the CA and CPA designations, with direct responsibilities for financial reporting and the implementation of appropriate accounting procedures.

Changes in Internal Control over Financial Reporting

The Company’s Chief Financial Officer (“CFO”) resigned on April 4, 2008.  Effective April 18, 2008, the Company appointed Gregory Bowes as the Company’s new CFO. Mr. Bowes has almost 30 years of experience in the mining industry and has previous experience with the Company as both a director and CFO.

The Company continues to implement controls to remediate its material weaknesses.  The Company expects to test and evaluate the effectiveness of remediated internal controls in the fourth quarter of 2008.

Other MD&A Requirements

All relevant information related to the Company is filed electronically at www.sedar.com in Canada and www.sec.gov in the USA.